Mail Room 4561

      August 18, 2005

Stephen P. DeSantis
Chief Financial Officer and Secretary
TCI Solutions, Inc.
17725 Skypark Circle
Irvine, California 92614

      Re:  	TCI Solutions, Inc.
		Schedule 13E-3, as amended
      Filed on July 12, 2005
      File No. 5-55375
      Preliminary Schedule 14A, as amended
Filed on July 12, 2005
      File No. 0-49783

Dear Mr. DeSantis:

      We have reviewed your amended filings and have the following comments. Where appropriate, please file a revised Schedule 13E-3 and accompanying proxy statement to give effect to these comments.

Schedule 13E-3, as amended

Item 16.  Exhibits
1. Please refer to prior comment 6. We note your response that you do not believe that these agreements are required to be filed pursuant to Item 1016(d) of Regulation M-A. However, since the Stock
Purchase Agreement required the parties to execute and deliver the Ancillary Agreements, including the Escrow Agreement and the Registration Rights Agreement, and Article 2.2(j) of the Stock Purchase Agreement required the institutional investors "to deliver a certified copy of the resolutions adopted by the Board of Directors of the Company [(TCI)] approving this Agreement, the Merger Agreement and the other Ancillary Agreements," it appears that these Ancillary
Agreements were material parts of the terms of the Stock Purchase Agreement and should be filed as exhibits pursuant to Item 1016(d) of
Regulation M-A.

2. Please refer to prior comment 7. We note your response that The
Mentor Group provided a lengthy and detailed verbal presentation to the board explaining how it determined the transaction to be fair to all the stockholders of TCI. In such cases, the oral presentation should be summarized fairly and adequately and any documents, "talking papers," or background materials presented to the board must be filed as exhibits to the Schedule 13E-3 and provided to shareholders or summarized with an accompanying Item 1015(c) statement. Please advise whether the disclosure on pages 22-27 sets forth a fair and adequate summarization of the verbal presentation by
The Mentor Group and if the presenters utilized any talking papers, slide show presentation, or other materials in making this lengthy presentation to the board.

Preliminary Proxy Statement on Schedule 14A, as amended

General

3. Please refer to prior comment 8. We note your amended disclosure that the 13e-3 transaction was in the best interest of TCI and all of its stockholders, including unaffiliated stockholders, and that the board made this determination after analyzing the fairness to each class of stockholders separately. However, this language is ambiguous in terms of whether there was a collective evaluation of all stockholders, of which the unaffiliated holders are a part, or whether there was an evaluation as to the fairness to each distinct class of unaffiliated holders (i.e., unaffiliated holders of common, unaffiliated holders of Series A preferred and unaffiliated holders of Series B preferred stock). You should revise to express your views as to the fairness to each distinct class of unaffiliated holders and provide an explanation of the basis for the conclusion with respect to each class. Please revise the disclosure, especially on the cover page and in the forepart of the proxy statement, to refer to the fairness of this transaction to unaffiliated shareholders separately, and not as a part of the aggregate, as required by Item 1014. See Question 19 of Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, Exchange Act
Release No. 17719, April 13, 1981.

Cover Page

4. We note your reference to the board`s approval of the merger agreement on March 31, 2005. You go on to state "the board of directors unanimously recommends that stockholders vote for the adoption of the merger agreement." Please revise to clarify whether this statement refers to the board as of March 31, 2005, or to the current board. If this statement refers to the current board, you should revise to clarify that three of the four current board members are affiliates of Retalix. This comment also applies to your disclosure in the Notice of Special Meeting of Stockholders.
5. Please refer to prior comment 10. Revise the sixth paragraph to include an introductory sentence, similar to that in the Notice of Special Meeting, to describe the relationship of the stock purchase transaction to the merger agreement that the stockholders are being asked to vote on.

Summary Term Sheet

6. Please refer to prior comment 14. We note your added disclosure relating to the institutional shareholders of TCI who are a party to the stock purchase agreement dated April 1, 2005. You should expand your disclosure to focus on the differences between the participation of these institutional investors, via their respective representatives on TCI`s board, versus the participation of unaffiliated shareholders. According to the disclosure regarding the background of the merger, these board members had numerous opportunities to discuss and debate the terms of the proposed transactions with Retalix and received additional consideration, in the form of accelerated vesting of stock options, as a result of the merger agreement. Your expanded disclosure should clearly and succinctly detail the interests of the institutional investors and their affiliates in this transaction.

Do TCI`s directors and officers have interests in the merger that are different from, or in addition to, mine?
7. We note from page 18 that pursuant to the stock purchase agreement, stock options which had previously been tendered by employees and directors in the tender offer commenced in October 2004, and would have been vested by April 1, 2005, were paid as a cash bonus. We also note that all unvested stock options, as of April 1, 2005, held by Messrs Butler, Raynor, Gardner, Koulogeorge and Houlihan, all directors of TCI at the time, were deemed vested and cancelled in return for cash payments, unlike all other unvested employee stock options. Since these payments were subtracted from the $3.4 million left for distribution to unaffiliated common shareholders, please revise to describe these interests here.

8. Prominently disclose that three members of TCI`s current board are affiliates of Retalix. The relationships between Retalix and Messrs
Shaked, Moshaioff and Spirer should be described and any material equity interests of these directors in Relatix should be disclosed.

Special Factors

Background of the Merger, page 6

9. Please refer to prior comment 26. We note your amended disclosure regarding the interactions between representatives of TCI and Retalix. However, you state that Retalix approached TCI management on several occasions within the past two years concerning a possible acquisition of TCI by Retalix. Please identify the person or persons who approached TCI on behalf of Retalix. Describe the discussions that transpired in these interactions. See Instruction to paragraph
(b) and (c) of Item 1005 of Regulation M-A. Expand your disclosure to describe the substance and extent of all material discussions regarding the possible acquisition of TCI by Retalix and the persons who participated in each discussion. In particular, summarize the material terms of any transaction discussed, including a per share acquisition price to the extent applicable.

10. Please refer to prior comment 28. We note your amended disclosure regarding the provisions of the stock purchase agreement that provided for the payment of options, bonuses and severance to TCI officers, directors and employees. We specifically note your disclosure that each director abstained from voting on his own compensation. However, the terms of the stock purchase agreement appear to treat all tendered stock options in the same manner and all unvested stock options held by directors in the same manner. Revise to more specifically describe the process through which these benefits to TCI affiliates became part of the stock purchase agreement between the parties.

Position of TCI as to the Fairness of the Merger, page 18

11. Please refer to prior comment 31. You name six completed transactions that management analyzed to determine the valuations of comparable software companies. Please revise to provide an analysis as to why such valuations are useful to the valuation of TCI, including an explanation of why the other companies are deemed comparable. For instance, you state that, where possible, you compared TCI to business management software companies which had recently been acquired by an identified potential TCI acquirer, but provide no analysis as to why those companies were comparable to TCI.

12. Please refer to prior comment 35.  We note your disclosure that
the merger is procedurally fair to all stockholders, including the
public stockholders.   What consideration, if any, was given to
the
fact that certain Series A and Series B stockholders would be subject to immediate tax liabilities that the selling stockholders would not necessarily face, due to their receipt of untaxed Retalix shares as half of their compensation, in making your determination as to the procedural fairness of the 13e-3 transaction to unaffiliated stockholders? You should also revise to state whether the varying tax consequences of the preferred stockholders were taken into consideration in making your determination as to the overall fairness of the 13e-3 transaction to the unaffiliated stockholders.

13. We note your response to prior comment 35. Please expand your disclosure to explain why the Board considered the transaction fair absent the procedural safeguard set forth in Item 1014(c) of Regulation M-A. See Instruction 2 to Item 1014 of Regulation M-A.

Opinion of Financial Advisor to the Board of Directors, page 22

14. We note your response that no written materials, other than the opinion attached as Appendix C, were provided to the board by The Mentor Group. Please revise your disclosure in this section to state that the narrative provided reflects only the substance of a verbal presentation and that no other materials were provided to the board regarding The Mentor Group`s assumptions, analysis or conclusions as to the fairness of this transaction.

15. Please refer to prior comment 36. The Mentor Group provided you with a written opinion that the purchase price to be received by the stockholders pursuant to the form of stock purchase and merger agreements was fair to the stockholders and TCI from a financial point of view. However, Item 1014 of Regulation M-A requires filing persons to address fairness or unfairness of the 13e-3 transaction to unaffiliated shareholders. It does not appear that this opinion addresses specifically the fairness to the unaffiliated stockholders in this 13e-3 transaction. Therefore, you should revise your disclosure here and throughout the document to clarify that the opinion rendered by The Mentor Group does not speak directly to the opinion that the filing persons must rendered pursuant to Item 1014(a). Moreover, you should revise your disclosure in the discussions of the filing persons` positions as to the fairness of the transaction to state why the opinion provided by The Mentor Group should be considered in making those determinations of fairness, given that the opinion does not specifically speak to the fairness of the 13e-3 transaction to the unaffiliated stockholders.

16. Please refer to prior comment 37. We note from your response that The Mentor Group conducted a valuation of TCI in December 2004 and delivered a draft opinion.  Given that the draft opinion related
to a valuation of TCI for a separate going private transaction and the proximity in time of that valuation to this transaction, it appears that this draft opinion is materially related to this 13e-3 transaction and falls within the scope of Item 1015 of Regulation
M-
A. See SEC No-Action Letter re: Charles L. Ephraim (available September 30, 1987) and In re: Meyers Parking System, Inc., Exchange
Act Release No. 26069, September 12, 1988, SEC Docket, Volume 41,
No.
16. In addition, please quantify any consideration received by The
Mentor Group for its earlier engagement. See Item 1015(b)(4) of Regulation M-A.

17. Please refer to prior comment 38. While we note your response that this qualification has been removed from the proxy statement, a similar statement still appears on page 25.

Position of Retalix as to the Fairness of the Merger, page 28

18. Please refer to prior comment 42. We note your response that Retalix did not separately evaluate TCI`s preferred stock and common stock nor did Retalix separately evaluate the fairness of the transaction to the set of stockholders who participated in the stock purchase from the stockholders who did not. However, Item 1014 requires Retalix specifically to address the fairness or unfairness of the 13e-3 transaction to unaffiliated stockholders in that transaction. Therefore, Retalix should reevaluate the fairness of this transaction to the unaffiliated stockholders and provide its position as to the fairness or unfairness of this transaction to those stockholders as required. See Question 19 of Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, Exchange Act Release No. 17719, April 13, 1981.

19. Please refer to prior comment 43. We note your response that Citigroup did not provide and report, opinion or appraisal "relating to the consideration or the fairness of the consideration offered to
TCI`s shareholders, whether or not affiliates." However, any report, opinion or appraisal that is materially related to the going private transaction and was produced by an outside third party fits within the scope of Item 1015. Item 1015 is not limited to an analysis of the consideration or the fairness of the consideration in a given transaction. Moreover, there is no requirement that the report, opinion or appraisal be requested specifically for the 13e-3 transaction. Revise to provide all of the disclosure required by
Item 1015 as to Citigroup. In the alternative, please expand your response to address in greater detail why you believe any written reports prepared by Citigroup are not materially related to the transaction and provide us with copies of any Citigroup written materials.

20. Please refer to prior comment 44. First, disclose any financial forecasts that management provided and any projections that management helped the advisor to develop. Your disclosure should address any material assumptions underlying such forecasts. Second, we note from your response that Retalix applied a discount to TCI`s
2005 projections based, in part, upon its due diligence findings. Disclose the discount applied to these projections and describe the assumptions underlying them. State whether these projections were shared with other parties.

*      *      *      *      *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to Stathis Kouninis at (202)
551-
3476 or Stephen Krikorian, Branch Chief - Accounting, at (202)
551-
3488 on the financial statements and related matters. Please contact
Rebekah Toton at (202) 551-3857 or me at (202) 551-3462 with any other questions.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Via Facsimile: (714) 979-1921
      Michael G. McKinnon, Esq.
      Chris Manderson, Esq.
      Paul, Hastings, Janofsky & Walker LLP
      Telephone: (714) 668-6200
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Stephen P. DeSantis
TCI Solutions, Inc.
August 18, 2005
Page 1